SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                                Commission File Number 0-21913

                           NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q [ ]Form N-SAR

For Period Ended:       July 31, 1999

 [ ]    Transition Report on Form 10-K    [ ]    Transition Report on Form 10-Q
 [ ]    Transition Report on Form 20-F    [ ]    Transition Report on Form N-SAR
 [ ]    Transition Report on Form 11-K



For the Transition Period Ended:________________________________


Read attached instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant        Group Long Distance, Inc.

Former name if applicable

________________________________________________________________________________
Address of principal executive office (Street and number)

                              1451 West Cypress Creek Road, Suite 200
City, state and zip code      Fort Lauderdale, FL 33309


                                    PART II
                            RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

  [X]    (a)   The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ]    (c)   The accountant's statement or other exhibit required by Rule 12b-
         25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Effective September 11, 1999, the Company's Chief Financial Officer resigned. The Company has appointed an Acting Chief Financial Officer who has assumed primary responsibility for the completion of the Form 10-QSB for the three months ended July 31, 1999. The Company's actual and additional contemplated managerial changes have resulted in a reallocation of resources that have delayed the filing of the report. The Company is also in the process of completing its Form 10-KSB for the year ended April 30, 1999, the filing of which has also been delayed by the same circumstances.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

         Glenn  Koach            (954)                     771-9696
             (Name)           (Area Code)              (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). Form 10-KSB for the year ended 4/30/99    [X]Yes   [ ]No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X]Yes   [ ]No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached.


                      Group Long Distance, Inc.
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September  16, 1999              By  /s/Glenn Koach
                                         -------------------------------------
                                          Glenn Koach
                                          Executive Vice President

                  Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                             GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has not been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.

                                    PART IV
                               OTHER INFORMATION

      (3) It is anticipated that a significant change in the results of operations from the prior period will be reflected in the Registrant's financial statements. A currently unquantified anticipated loss will be reported primarily due to a continuing volume shortfall charge currently estimated to be $6.5 million for the three months ended July 31, 1999 (an estimated $31.5 million accumulated at July 31, 1999). This charge relates to the Registrant's alleged failure to satisfy volume purchase commitments to its carrier. The Registrant is currently negotiating with its carrier to settle the shortfall charge and is reviewing all options available to the Registrant. There can be no assurance, however, that the shortfall charge will be reduced.